UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023
Commission File Number: 001-41641

SATIXFY COMMUNICATIONS LTD.
 (Translation of registrant’s name into English)

12 Hamada Street, Rechovot 670315
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

EXPLANATORY NOTE

On October 31, 2023, SatixFy Communications Ltd. (the “Company”) entered into (i) an FPA Termination Agreement (the “Vellar Termination Agreement”), dated October 31, 2023, by and among Vellar Opportunity Fund SPV LLC – Series 7 (“Vellar”), the Company and Endurance Acquisition Corp.(“Endurance”), (ii) an FPA Termination Agreement (the “ACM Termination Agreement”), dated October 31, 2023, by and among ACM ARRT G LLC (“ACM”), the Company and Endurance and (iii) the Consent and Fifth Amendment, dated October 31, 2023 (the “Fifth Amendment”) to that certain Credit Agreement dated as of February 1, 2022, as amended, among the Company, the lenders thereto (the “Lenders”) and Wilmington Savings Fund Society, FSB, as administrative agent (as amended from time to time, the “Credit Agreement”).

Pursuant to the Vellar Termination Agreement and the ACM Termination Agreement, the parties agreed (i) to terminate that certain Forward Purchase Agreement Confirmation, dated October 24, 2022, among Vellar, Endurance, the Company and SatixFy MS (“Merger Sub”), as amended pursuant to that certain Forward Purchase Agreement Confirmation Amendment, dated October 25, 2022, by and among Vellar, Endurance, Counterparty and Merger Sub (together, the “Confirmation”), the transactions thereunder, (ii) the assignment by Vellar to ACM of all of Vellar’s rights, duties and obligations under the Confirmation with respect to a portion of the Company shares held by Vellar, pursuant to that certain Assignment and Novation Agreement, dated as of October 25, 2022, among ACM, the Company, Endurance, Merger Sub and Vellar (the “Assignment and Novation Agreement”), and the transactions thereunder, and (iii) that Vellar and ACM relinquish their rights to an aggregate of 3,599,444 ordinary shares, no par value per share (the “ordinary shares”), of the Company (which includes all remaining Subject Shares (as defined in the Confirmation) held by ACM and Vellar),  which are to be transferred in accordance with the Vellar Termination Agreement and the ACM Termination Agreement to the Lenders in connection with their consent to the transactions contemplated by the Share Purchase Agreement, dated August 30, 2023, between the Company and MDA Space and Robotics Limited, an affiliate of MDA Ltd. In connection with such termination and relinquishment of rights, and in full satisfaction of all obligations owed by the respective parties under the Confirmation (including the Assignment and Novation Agreement), the Company will pay Vellar and ACM an aggregate amount of approximately $6.5 million in installments until May 31, 2024, in the case of Vellar, and March 31, 2024, in the case of ACM. The ACM Termination Agreement further provides that if the Company fails to make the required payments to ACM on time (subject to certain conditions as described therein), the total amount payable by the Company to ACM will increase by $3.7 million (which amount will be payable on the final installment date).

Pursuant to the Fifth Amendment, the Lenders provided their consent to the Vellar Termination Agreement and the ACM Termination Agreement and amended the Credit Agreement to: (i) extend the period of time by which the Company must issue or cause the transfer of 4.1 million of its ordinary shares, no par value each, pursuant to the Third Amendment to the Credit Agreement from four business days to 90 days following the date the Fifth Amendment becomes effective; and (ii) reduce the 4.1 million of its ordinary shares, no par value each, which the Company must issue or cause the transfer of pursuant to the Third Amendment to the Credit Agreement, by the amount of shares transferred pursuant to the Vellar Termination Agreement and the ACM Termination Agreement, and, subject to the timely transfers of shares as contemplated in the Vellar Termination Agreement and ACM Termination Agreement, the Company will also issue 500,556 new ordinary shares to the Lenders (which is the difference between 4.1 million shares to be issued or delivered by the Company to the Lenders and the shares to be transferred to the Lenders from Vellar and ACM).  In addition, the Company agreed to issue the Lenders 1,000,000 ordinary shares in a private placement within 30 days, which shares will be subject to substantially the same terms governing the Price Adjustment Shares previously issued in connection with the Company’s business combination with Endurance and as further described in the Fifth Amendment.

The summaries herein of each of the Vellar Termination Agreement, the ACM Termination Agreement and the Fifth Amendment are qualified in their entirety by reference to each of such agreements, each of which is filed as an exhibit to this Report on Form 6-K and is deemed incorporated herein.

EXHIBIT INDEX

Exhibit No.          Description

4.1
Consent and Fifth Amendment, dated as of October 31, 2023, to Credit Agreement dated as of February 1, 2022, as amended, among the Company, the lenders thereto and Wilmington Savings Fund Society, FSB, as administrative agent.

4.2*	FPA Termination Agreement, dated as of October 31, 2023, among the Company, Vellar Opportunity Fund SPV LLC – Series 7 and Endurance Acquisition Corp.

4.3*	FPA Termination Agreement, dated as of October 31, 2023, among the Company, Endurance Acquisition Corp. and ACM ARRT G LLC.

* Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon its request.

This 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2022 (Registration No. 333-268005).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SatixFy Communications Ltd. By: /s/ Oren Harari Oren Harari Interim Chief Financial Officer

October 31, 2023